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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 10-C

         REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                   INTERDEALER QUOTATION SYSTEM

           Filed pursuant to Section 13 or 15(d) of the
         Securities Exchange Act of 1934 and Rule 13a-17
                       or 15d-17 thereunder

                        CITICASTERS INC.
          (Exact name of issuer as specified in charter)

        One East Fourth Street, Cincinnati, Ohio  45202
             (Address of principal executive office)

Issuer's telephone number, including area code:  (513) 562-8000

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

    Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security:    Class A Common Stock, $.01 par value
2.  Number of shares outstanding before the change:    13,318,808
3.  Number of shares outstanding after the change:     19,977,462
4.  Effective date of change:  November 30, 1995
5.  Method of change:  3 for 2 stock split
    Description of transaction: Three for two stock split to holders of record on November 16, 1995.

II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change
2.  Name after change
3.  Effective date of charter amendment changing name
4.  Date of shareholder approval of change, if required

Date:  November 15, 1995



                                   Samuel J. Simon
                                   Samuel J. Simon, Senior Vice
                                   President and General Counsel